UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 21, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code no. 12793

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (B3: FIBR3 | NYSE: FBR), according to the estimate date for the completion of the transaction of business and shareholding combination between the Company and Suzano Papel e Celulose S.A. for January 14, 2019 (“Transaction Completion Date”), as disclosed through the Material Fact and Notice to the Shareholders on November 29, 2018 hereby informs its shareholders and the market in general that at the Board of Directors’ meeting held on December 20, 2018, the members resolved on the destitution of the following members of the Company’ Board of Offices, Mr. Marcelo Strufaldi Castelli and Mr. Guilherme Perboyre Cavalcanti, with effects from the Transaction Completion Date.

At the meeting, the Board of Directors’ members also resolved on the destitution of all of the members of the committees that support the Board of Directors and the termination of such committee, namely, Finance Committee, Sustainability Committee, Personnel and Remuneration Committee and Innovation Committee, as well the destitution of all members of the Statutory Auditing Committee, also with effects from the Transaction Completion Date.

We extend our deepest gratitude for the contribution to the Company’s success over the last years.

São Paulo, December 21, 2018.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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